SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

In the Matter of              CERTIFICATE
Cinergy Corp.                 OF PARTIAL
File No.  70-8867             COMPLETION OF TRANSACTIONS
                              PURSUANT TO RULE 24

(Public Utility Holding Company Act of 1935)

     With reference to the Application on Form U-1, as amended (the "Application"), of Cinergy Corp., a registered holding company ("Cinergy"), and the Commission's order with respect thereto dated August 28, 1996 (Rel. No. 35-26562) (the "Order"), Cinergy hereby notifies the Commission that the transactions proposed in the Application have been carried out in part, all in accordance with the terms and conditions of, and for the purposes represented by, the Application and the Order, to wit (unless otherwise defined herein, capitalized terms below have the meanings assigned to them in the Order):

     1. On November 22, 1996, the NPT Fund ("Fund") had an initial closing based on total commitments from Fund investors (Cinergy and three other utility companies) amounting to $18.75 million, of which Cinergy's share is $3.75 million. As a result thereof, Cinergy holds a 20% limited partnership interest in the Fund. At the closing, Cinergy and each of the other Fund investors funded 5% of their commitments (in Cinergy's case, $187,500).

     2. Cinergy has committed to invest a total of $10,000,000 in the Fund (i.e., an additional $6.25 million commitment) provided that Cinergy's level of investment shall not at any time exceed 20% of the Fund's total commitments. In the event that the Fund attracts additional investors such that the Fund is entitled to call upon Cinergy's $10 million aggregate commitment beyond the initial commitment of $3.75 million, Cinergy shall duly apprise the Commission thereof.

     3.   The following exhibit is filed herewith:

          F-1(a)    "Past-tense" opinion of counsel

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                               S I G N A T U R E

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, Cinergy has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:     December 2, 1996

                                  Cinergy Corp.


                                  By:/s/William L. Sheafer
                                     Treasurer

                                             EXHIBIT F-1


                             December 2, 1996



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

       Re:  Cinergy Corp. /File No. 70-8867

Dear Sirs:

       This opinion supplements my earlier opinion filed as Exhibit F in this proceeding.

       In addition to the examination referred to therein, I have examined or caused to be examined under my direction and supervision (1) the Commission's order dated August 28, 1996 (Rel. No. 35-26562) granting the Application as amended ("Application"); (2) the execution form of Certificate of Partial Completion of Transactions Pursuant to Rule 24 ("Rule 24 Certificate"), to which this opinion is an exhibit, and (3) the definitive documentation with respect to Cinergy's initial acquisition of a limited partnership interest in the Nth Power Technologies Fund I, L.P. ("Fund").

       Based on the foregoing, I am of the opinion that:

       (a) All state laws applicable to Cinergy's participation in the proposed transactions have been complied with;

       (b) Cinergy legally acquired that certain limited partnership interest in the Fund acquired by it in connection with the closing of the Fund held on November 22, 1996; and

       (c) The consummation of the proposed transactions did not violate the legal rights of the holders of any securities issued by Cinergy or any associate company thereof.

       I am a member of the Ohio Bar and express no opinion as to the laws of any jurisdiction other than those of the State of Ohio and the General Corporation Law of the State of Delaware. I hereby consent to the filing of this opinion as an exhibit to the Rule 24 Certificate.

                                      Very truly yours,


                                      /s/ Jerome A. Vennemann
                                      Associate General Counsel